UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report

July 16, 2004

Central American Equities Corp.
(Exact name of registrant as specified in its chapter)

Florida	0-24185	65-0636168
(State or other jurisdiction of incorporation)	Commission File Number	IRS Employer Identification No.)

Hotel Alta Interlink 964, POB 02-5635	Miami, FL 33102 USA
(Address of principal executive offices)	(City-State-Country)

Registrant's telephone number, including country code

+011 506-282-4160

_____
(Former name or former address, if changed since last report)

Item 2. Disposition of Asset

We are reporting the sale of Tropicana, our beach property located in Mal Pais, Costa Rica. CAE has sold the property and small structure (a small open-air restaurant, known as Tropicana) to a private buyer.

Total consideration for the sale was $635,000 dollars including previously received earnest money deposits. The price is based primarily on the value of the land. We plan to use proceeds from the sale to reduce corporate debt including debt related to taxes due,

CAE may retain a relationship with the new owner. CAE is currently negotiating to rent Tropicana restaurant and open it during the high season (December to April).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Central American Equities Corp.
      (Registrant)

Date: July 16, 2004

_____
Michael N. Caggiano
President and CEO